Mail Stop 0308							May 6, 2005

Daniel M. Fasano, President
ONTV, Inc.
2444 Innovation Way, Bldg. 10
Rochester, NY 14624

Re:	ONTV, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2005

      Form 10-QSB for the quarter ended December 31, 2004
      Filed February 22, 2005

File No. 0-29249

Dear Mr. Fasano:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. We note the transaction you are proposing to shareholders involves the sale of substantially all your assets to your president. If approved, the transaction will result in you having essentially no assets or ongoing business operations. Although you currently have more than 300 shareholders of record and the transaction does not directly impact the number of shareholders, it does seem reasonably likely that following the transaction you will seek to reduce your number of shareholders and thereby cease reporting as a Section 12 company. As a result, the proposed transaction may be the first in a series of transactions having a going private effect. Please tell us in reasonable detail what consideration you have given to the application of Rule 13e-3 to this transaction.
2. As the proposed transaction involves the sale of substantially all your assets in exchange for essentially a note receivable, you must provide the financial information required by paragraphs (b)(8) -
(11) of Item 14 of Schedule 14A. In this regard, please understand that when you include pro-forma financial statements that reflect the impact of this contemplated transaction, you need to begin with your historical financial statements and show the deletion of the business to be sold along with the pro forma adjustments necessary to arrive at the remainder of the existing entity. Refer to Article 11 of Regulation S-X.
3. In addition, please provide the financial statements required by paragraph (c)(2) of Item 14 of Schedule 14A. In this regard, please understand that it is not sufficient to attach your Form 10-KSB to your proxy statement. You also must include in the Schedule 14A or incorporate by reference the information set forth in Item 14 of Form
S-4. Please refer to paragraphs (c)(2) and (e) of Item 14. Finally, if you intend to rely on paragraphs (e)(2) on Item 14, please disclose in the proxy statement that you are both including the annual report with and incorporating by reference the annual report into your proxy statement.
4. It is unclear whether the agreement to sell substantially all your assets has been executed. If the agreement has been executed, then it appears to be a material agreement not in the ordinary course of business. In that case, please tell us why you did not file an Item
1.01 Form 8-K to report the event. Alternatively, if the agreement has not been executed, please clarify the fact in the proxy statement and discuss any risks arising from it.

Proxy Statement
5. Since Mr. Daniel M. Fasano has the majority voting power, please alert the reader that shareholder approval of the asset sale transaction is already assured, except in the circumstance of shareholders owning at least 500,000 shares of your common stock exercising their dissenting rights. Please disclose the same fact in the Sale of Subsidiary and Related Assets section.

Principal Shareholders
6. Please integrate the two tables on beneficial ownership for each class of securities into a single table, preferably using multiple columns, to show clearly the actual majority voting power, in terms of both the number and percentage of total votes, of Mr. Fasano in light of the differential voting power of the shares of Series A preferred stock he owns.
7. Please identify the person(s) who exercise(s) voting and investment control over the common stock held of record by Conrad Promotions, LLC. Refer to Instruction 4 to Item 403 of Regulation S-
B.
Sale of Subsidiary and Related Assets
8. It is not clear what interests you will own after the sale of substantially all of its assets. Please specify what you and your shareholders will own an interest in after the asset sale.
9. Please describe in reasonable detail any negotiations, and any present or proposed agreement, arrangement, or understanding between
Mr. Fasano and either you or your affiliates concerning this transaction. In this regard, explain how you determined the sale price of $300,000, and the basis for your offering the dissenting shareholders $0.01 per share they own. Please understand that you need to disclose the information required by Items 1005(b) and 1011(a)(1) of Regulation M-A. See Item 14(b)(7) of Schedule 14A.
10. Please state whether you considered any alternative transactions to the asset sale. If so, describe them and explain why they were eventually rejected, and if you have not considered any other transaction, explain why not.
11. Please provide bullet-point lists, discussing the material advantages and disadvantages both to you and to your shareholders arising from the asset sale.
12. Please clarify, if accurate, that Mr. Fasano will continue to hold the same number of shares of common and Series A preferred stock in you after the approval of the asset purchase agreement as he does currently. This is so even though Seen On TV, Inc. as an entity will be separate from you and will be no longer your subsidiary.
13. Please disclose the date after which Mr. Fasano must pay the unpaid remainder of the principal amount at an interest of 5.75% per year, and whether the accruing interest is simple or compound.
14. Please clarify, if accurate, that in the event Seen On TV, Inc.
does not generate any net, after-tax income from its operations, Mr.
Fasano is under no obligation to pay any amount to you
15. Please clarify, if accurate, that there is no oversight authority provided to you to oversee the business operations or financial statements of Seen On TV, Inc. and disclose whether Seen On TV, Inc.
will have audited financial statements after its purchase by Mr. Fasano. In addition, clarify, if true, that as a result, you are obliged to rely solely on Seen on TV, Inc.`s representation whether the latter has earned any net income. In this situation, any payment of money by Seen On TV, Inc. is entirely discretionary on Mr. Fasano`s part, and he is not personally liable for the cash receivable by you
16. As the condition precedent to the consummation of the asset sale is that the liabilities of Seen On TV, Inc. must not exceed $400,000, and as the current liabilities are approximately $399,000, please clarify, if accurate, that to all intents and purposes Mr. Fasano has the sole discretion to proceed or not with the transaction.
17. Please state clearly whether you or Mr. Fasano will be the beneficiary in the event of a favorable judgment or settlement in your lawsuit against Airborne Express. Conversely, please clarify who will assume any liabilities if Airborne Express is successful in its counterclaim or any other claim against you at law and in equity.
18. The sale agreement included as an attachment to your proxy statement indicates that Mr. Fasano will assume all of the liabilities of the subsidiary. However, your disclosure suggests that the amount of liabilities to be assumed by Mr. Fasano will be capped at $400,000. Please reconcile this difference for us and make appropriate changes as necessary.

Market for Common Stock
19. We note that in October 2004 you issued Mr. Fasano 20,000 shares
of Series A preferred stock, each share being entitled to 1,000 votes
at any shareholder meeting, thereby virtually transferring the majority of voting power to Mr. Fasano. Please disclose who determined this consideration, and on what basis the amount of consideration was calculated.
20. We note that your president had previously agreed to defer part
of his salary until such time that your financial condition
allowed
for payment of his full salary.  In October 2004, you issued
20,000
shares of your Series A preferred stock to your president as partial payment for his unpaid salary. Please tell us how you determined the value of $5,000 that you assigned to these preferred shares. In doing so, please discuss the premium associated with the voting rights attached to the preferred shares.
21. You indicate that you believe it is in the best interest of your shareholders to dispose of your current business and attempt to acquire a new business which may provide more value to your shareholders. Clarify your disclosure of the terms of the sale to indicate that the consideration received from Mr. Fasano will be in the form of a note. Additionally, disclose whether this note will be secured by any personal assets.

22. We note that the stock of your company has traded in a wide range
of prices over the most recent 52 weeks.  The aggregate market value
of the common equity computed by reference to the price at which the
common stock traded ranged from approximately $400,000 to $4.5 million during this timeframe. The aggregate market value based on the closing price on April 26, 2005 was approximately $830,000.
Your
revenues, net income and cash flows from operations have substantially increased during the six months ended December 31, 2004 when compared to the six months ended December 31, 2003. Please tell us how these items factored into the determination of the sales price. Supplementally, provide the valuation analysis you used to determine your sales price, comparisons of recent sales of similar companies in your industry, and any other offers to buy your business.

Form 10-KSB for the fiscal year ended June 30, 2004

Item 1.  Business, page 3
23. Please identify, to the extent known, your main competitors and disclose your current share in the market of electronic retailing.

Item 3.  Legal Proceedings, page 5
24. Please name the court where the lawsuit against Airborne
Express
is pending.  See Item 103(a)(1) of Regulation S-B.

Item 6.  Management`s Discussion and Analysis, page 6
25. Please expand this section to discuss any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the consumer buying trends, the evolving state in the marketing and Internet technology of your field, the competition you face from similar businesses, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
   Please refer to SEC Release No. 33-8350.

Item 8A.  Controls and Procedures, page 8
26. We note that your Chief Executive and Financial Officer has based
his conclusion on the effectiveness of your disclosure controls
and
procedures on an evaluation "as of a date prior to the filing of this
annual report."   Please state, if true, that the evaluation was
"as
of the end of the period covered by the report." Make similar changes, if appropriate, to Item 3 of your Form 10-QSB for the quarterly period ended December 31, 2004, where you presently use the clause "as of a date within 90 days of the filing date of this report."
27. We note your disclosure that there were no "significant" changes to your internal controls or in other factors that could "significantly" affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item 308(c) of Regulation S-B - which became effective on August 14, 2003 - requires disclosure as to whether there was any change in your internal controls over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. Confirm to us that there were no changes to your internal control over financial reporting within the scope of
Item 308(c), and also revise in future filings to reflect the correct
Item 308(c) standard. If, however, there were changes to your internal controls during the last fiscal period that materially affected, or was reasonably likely to materially affect, internal controls, then amend the periodic report to disclose those changes.

Consolidated Financial Statements

Note F -- Debt, page F-11
28. Please identify the entity to which you issued a note payable in
October 2000, and the entity with which you entered into a loan agreement in June 2000.

Note H -- Related Party Transactions, page F-12
29. Please identify by name your principal shareholders who are also the owners of Web Marketing FX and Boo Boo Marketing LLC. Also, represent whether the terms obtained by you in these deals were at least as fair and favorable as you could have obtained had you transacted with unrelated third parties. Finally, file all agreements underlying the related party transactions as exhibits.

Exhibit 31
30. Please delete the title of Mr. Fasano from the introduction to your Section 302 certifications. In addition, substitute the phrase
"the small business issuer" for "the registrant" in the body of the certifications. Please revise in future filings to provide the exact language of Section 302 certification.

Form 10-QSB for the quarterly period ended December 31, 2004

Item 2.  Management`s Discussion and Analysis
31. You ascribe certain reasons to explain the changes in the results of your operations, for example, increase in sales. To make the disclosure more meaningful to shareholders, please attribute the reasons for the stated change to its underlying causative factors. For example, please disclose why or how you have increased sales and revenues, realized greater economies of scale, and so on.

Consolidated Financial Statements

Note B -- Debt, page F-6
32. We note that you and the note holder reached an agreement in January 2005 to settle the outstanding balance in full for a final payment of $237,500. Please explain what consideration the note holder received in exchange for restructuring the loan apparently to your advantage.


*	*	*


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or William Choi, Accounting Branch Chief, at (202) 551-3716
if you have questions on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.


								Sincerely,




								H. Christopher Owings
								Assistant Director


cc. William T. Hart, Esq.
Hart & Trinen LLP
		1624 Washington Street
		Denver, CO 80203
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ONTV, Inc.
May 6, 2005
Page 1